REE AUTOMOTIVE LTD.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Exhibit 99.2
REE AUTOMOTIVE LTD AND ITS SUBSIDIARIES
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2025
UNAUDITED
INDEX

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
INTERIM CONSOLIDATED BALANCE SHEETS (Unaudited)
U.S. dollar in thousands (except share and per share data)

	June 30, 2025	December 31, 2024
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$54,668	$72,262
Accounts receivable	53	11
Inventory	—	3,075
Other accounts receivable and prepaid expenses	6,404	7,158
Total current assets	61,125	82,506

NON-CURRENT ASSETS:
Non-current restricted cash	1,998	2,510
Other accounts receivable and prepaid expenses	2,421	3,091
Operating lease right-of-use assets	16,863	20,063
Property and equipment, net	7,135	22,110
Total non-current assets	28,417	47,774
TOTAL ASSETS	$89,542	$130,280

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short term loan	$18,004	$18,008
Trade payables	2,429	5,602
Other accounts payable and accrued expenses	10,538	7,966
Operating lease liabilities	4,184	4,607
Total current liabilities	35,155	36,183

NON-CURRENT LIABILITIES:
Warrants liability	2,611	41,150
Convertible promissory notes	3,841	14,758
Deferred tax liability	—	1,782
Operating lease liabilities	11,986	13,279
Total non-current liabilities	18,438	70,969
TOTAL LIABILITIES	53,593	107,152
Commitments and Contingent Liabilities (Note 8)
SHAREHOLDERS’ EQUITY:
Class A Ordinary shares of no par value: Authorized: 55,333,333 and 33,333,333 shares as of June 30, 2025 and December 31, 2024, respectively; Issued and outstanding: 28,442,043 and 19,478,877 shares as of June 30, 2025 and December 31, 2024, respectively	—	—
Class B Ordinary shares of no par value: Authorized, issued and outstanding: 2,780,570 shares as of June 30, 2025 and December 31, 2024	—	—
Additional paid-in capital	1,008,153	971,018
Accumulated deficit	(972,204)	(947,890)
Total shareholders’ equity	35,949	23,128
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$89,542	$130,280
The accompanying notes are an integral part of the consolidated financial statements.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS (Unaudited)
U.S. dollar in thousands (except share and per share data)

	Six Months Ended
	June 30, 2025	June 30, 2024
Revenues	$184	$160
Cost of revenues	14,504	1,455
Gross loss	$(14,320)	$(1,295)
Operating expenses:
Research and development expenses, net	30,040	23,421
Selling, general and administrative expenses	11,525	14,101
Other expenses	20,080	—
Total operating expenses	61,645	37,522
Operating loss	$(75,965)	$(38,817)
Income from warrants remeasurement	38,539	1,880
Financial income, net	11,289	2,261
Net loss before income tax	(26,137)	(34,676)
Taxes on income (tax benefit)	(1,823)	1,294
Net loss	$(24,314)	$(35,970)
Net comprehensive loss	$(24,314)	$(35,970)
Basic and diluted net loss per Class A ordinary share	$(0.81)	$(3.01)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	30,043,892	11,934,325

The accompanying notes are an integral part of the consolidated financial statements.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)
U.S. dollar in thousands (except share and per share data)

	Ordinary shares - Class A		Ordinary shares - Class B		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance – January 1, 2024	8,452,260	$—	2,780,570	$—	$914,211	$(836,136)	$78,075

Issuance of Ordinary shares, net	2,354,937	—	—	—	14,370	—	14,370
Exercise of options and vesting of RSUs	318,790	—	—	—	—	—	—
Share-based compensation	—	—	—	—	6,408	—	6,408
Net loss	—	—	—	—	$—	$(35,970)	$(35,970)
Balance – June 30, 2024	11,125,987	$—	2,780,570	$—	$934,989	$(872,106)	$62,883

Balance – January 1, 2025	19,478,877	$—	2,780,570	$—	$971,018	$(947,890)	$23,128

Issuance of Ordinary shares, net	8,595,807	—	—	—	34,361	—	34,361
Exercise of options and vesting of RSUs	367,359	—	—	—	1	—	1
Share-based compensation	—	—	—	—	2,773	—	2,773
Net loss	—	—	—	—	—	(24,314)	(24,314)
Balance – June 30, 2025	28,442,043	$—	2,780,570	$—	$1,008,153	$(972,204)	$35,949

The accompanying notes are an integral part of the consolidated financial statements.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)
U.S. dollar in thousands (except share and per share data)

	Six Months Ended June 30,
	2025	2024
Cash flows from operating activities:

Net loss	$(24,314)	$(35,970)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,000	1,608
Share-based compensation	2,773	5,638
Change in fair value of warrants liability	(38,539)	(1,880)
Change in fair value of derivative liability	(11,787)	(1,448)
Amortization of discount of convertible promissory note	407	224
Interest expenses	459	433
Impairment of long-lived assets	20,080	—
Decrease in accrued interest on short-term investments	—	168
Decrease (increase) in inventory	3,075	(1,585)
Decrease (increase) in accounts receivable	(42)	455
Increase in other accounts receivable and prepaid expenses	(479)	(4,829)
Change in operating lease right-of-use assets and liabilities, net	1,156	449
Increase (decrease) in trade payables	(3,432)	506
Increase (decrease) in other accounts payable and accrued expenses	2,572	(2,237)
Increase (decrease) in deferred tax liability	(1,782)	436
Net cash used in operating activities	(47,853)	(38,032)

Cash flows from investing activities:

Purchase of property and equipment	(4,615)	(1,916)
Proceeds from short-term investments	—	20,000
Net cash provided by (used in) investing activities	(4,615)	18,084

Cash flows from financing activities:

Proceeds from issuance of Ordinary shares, net	34,361	14,463
Proceeds from exercise of options and warrants	1	—
Repayment of short term loan	(18,000)	(15,000)
Proceeds from short term loan	18,000	15,000
Net cash provided by financing activities	34,362	14,463

Decrease in cash, cash equivalents and restricted cash	(18,106)	(5,485)
Cash, cash equivalents and restricted cash at beginning of year	74,772	44,240
Cash, cash equivalents and restricted cash at end of period	$56,666	$38,755
The accompanying notes are an integral part of the consolidated financial statements.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)
U.S. dollar in thousands (except share and per share data)

	Six Months Ended June 30,
	2025	2024
Non-cash activity:

Purchase of property and equipment in trade payables	$307	$—
Right-of-use assets obtained in exchange for lease liabilities	$309	$73
Derecognition of ROU assets and lease liabilities due to lease reassessment	$970	$—
Share settlement of employee liability	$—	$770
Issuance costs in other accounts payable and accrued expenses	$—	$93
Prepaid purchases classified as property and equipment	$1,903	$—

	Six Months Ended June 30,
	2025	2024
Supplemental disclosure of cash flows information:

Cash received from interest	$1,148	$1,785
Cash paid for income taxes	$315	$305
Interest paid	$12	$33

	June 30,
	2025	2024
Reconciliation of cash, cash equivalents and restricted cash:

Cash and cash equivalents	$54,668	$36,274
Non-current restricted cash	1,998	2,481
Total cash, cash equivalents and restricted cash	$56,666	$38,755

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
JUNE 30, 2025
U.S. dollars in thousands (except share and per share data)

NOTE 1. GENERAL

REE Automotive Ltd. was incorporated in Israel on January 16, 2011.

REE Automotive Ltd. is an automotive technology company. REE Automotive Ltd. has established wholly-owned subsidiaries in the United States, the United Kingdom, Germany and Japan (the “Subsidiaries”). REE Automotive Ltd. and its subsidiaries (the “Company” or “REE”) are in the early stages of commercialization and develop and produce software-defined vehicle (“SDV”) technology that manages vehicle operations and features through proprietarily-developed software.

The Company became a Nasdaq listed publicly traded company on July 23, 2021, through a merger agreement (the “Merger Agreement”) with 10X Capital Venture Acquisition Corp (“10X Capital”), a Delaware corporation and special purpose acquisition company (“SPAC”), and Spark Merger Sub, Inc., a wholly-owned subsidiary of the Company, pursuant to which Merger Sub merged with and into 10X Capital (the “Merger”). The Company’s Class A ordinary shares, without par value (the “Class A Ordinary Shares”) are trading under the ticker symbol “REE”. The Company also has Class B ordinary shares, without par value, having 10 votes per share (the “Class B Ordinary Shares” and together with the Class A Ordinary Shares, the “Ordinary Shares”) that include voting rights only and are not listed on the Nasdaq.

In March 2025, the Company completed two separate registered direct offerings in the total net proceeds of approximately $34.361 million (see also note 9, Shareholders Equity, for details).

In June 2025, the Company announced a reduction-in-force plan. For the six months ended on June 30, 2025 the Company incurred one-time expenses of $1,886 in connection with this plan.

As of June 30, 2025, the Company had cash and cash equivalents in the total amount of $54,668. The Company has incurred losses since inception and had negative cash flows used in operating activities of $47,853 for the six months ended June 30, 2025. The Company expects to continue to incur net losses and negative cash flows from operating activities for the foreseeable future. The Company's ability to continue to operate is dependent upon raising additional funds to finance its activities. There are no assurances, however, that the Company will be successful in obtaining an adequate level of financing needed for the long-term operational and production activities. These conditions raise substantial doubts about the Company's ability to continue as a going concern. Excluding, but not limited to, any potential revenues, additional cost-reduction measures and additional funding, the Company currently estimate that its existing financial resources are only adequate to fund its projected operation costs and meet its obligations into, but not beyond, the second quarter of 2026.
The consolidated financial statements do not include any adjustments with respect to the carrying amounts of assets and liabilities and their classification that might be necessary should the Company be unable to continue as a going concern.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
JUNE 30, 2025
U.S. dollars in thousands (except share and per share data)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Unaudited interim consolidated financial statements

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments necessary for a fair presentation.

The balance sheet as of December 31, 2024 has been derived from the audited consolidated financial statements of the Company at that date but does not include all information and footnotes required by U.S. GAAP for complete financial statements.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2024.

The significant accounting policies disclosed in the Company’s audited 2024 consolidated financial statements and notes thereto have been applied consistently to these unaudited interim consolidated financial statements. Results for the six months ended June 30, 2025 are not necessarily indicative of results that may be expected for the year ending December 31, 2025.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions.

These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and expenses during the reporting period and accompanying notes. Actual results could differ from those estimates. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made.
Cash and cash equivalents

Cash and cash equivalents consist of cash in banks, bank deposits and money market funds, that have a maturity, at the date of purchase, of three months or less.

Non-current Restricted cash

Non-current restricted cash represent restricted bank deposits which are primarily used as a security for the Company’s operating lease agreements.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
JUNE 30, 2025
U.S. dollars in thousands (except share and per share data)
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)
Fair value of financial instruments

Fair value is defined as the exchange price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company measures financial assets and liabilities at fair value at each reporting period using a fair value hierarchy which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities.

Level 2 — inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Financial instruments consist, among others, of cash and cash equivalents, other accounts receivable, short-term loan, trade payables and other accounts payable and accrued expenses. These financial instruments are stated at their carrying value, which approximates their fair value due to the short time to the expected receipt or payment date. The Company considers its pre-funded warrants to be Level 2. The warrants and derivative liabilities are measured at fair value using Level 3 inputs (see also Note 11).

Impairment for long-lived assets

Long-lived assets of the Company are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

For the six months ended June 30, 2025 and 2024, the Company recorded impairment charges of long-lived assets in the amount of $20,080 and zero, respectively, presented under other expenses.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
JUNE 30, 2025
U.S. dollars in thousands (except share and per share data)
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Inventory

The Company’s inventory, which includes raw materials, work in-process, and finished goods, is carried at the lower of cost or Net Realizable Value (“NRV”). Inventory cost is computed using standard cost, which approximates actual cost on a first-in, first-out basis. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on operating capacity.

At the end of each reporting period, the Company evaluates whether its inventories are damaged, obsolete, or have material changes in price or other causes, and if so, a loss is recognized in the period in which it occurs. Inventory write-downs are also based on reviews for any excess or obsolescence.

The Company also reviews its inventory to determine whether its carrying value exceeds the NRV upon the ultimate sale of the inventory. NRV is the estimated selling price of inventory in the ordinary course of business, less estimated costs of completion, disposal, and transportation. At the end of each reporting period, the Company determines the estimated selling price of its inventory based on market conditions. Once inventory is written-down, a new, lower cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. During the six-months ended June 30, 2025, 2024, the Company recorded inventory write-downs (see Note 3).

Convertible Promissory Notes

The Company applies ASC 470-20, “Debt with Conversion and Other Options” (“ASC 470-20”). In accordance with ASC 470-20 the Company first allocates the proceeds to freestanding liability instrument that are measured at fair value at each reporting date, based on their fair value. The remaining proceeds are allocated between the convertible debt and any bifurcated embedded derivatives. In accordance with ASC 815 “Derivatives and Hedging” (“ASC 815”), the Company bifurcates embedded derivatives that require bifurcation and accounts for them separately from the convertible debt.

The Company applies ASC 815, “Derivatives and Hedging” to all features related to convertible debt. When features meet the definition of a derivative, are not clearly and closely related to the characteristics of the convertible debt, and do not qualify for any scope exceptions within ASC 815, they are required to be accounted for separately from the debt instrument and recorded as derivative instrument liabilities. The fair value assigned to the embedded derivative instruments is marked to market in each reporting period. The Company has recorded embedded derivative liabilities related to the convertible promissory notes. Bifurcated embedded derivatives are presented in the same line item as the host debt instrument.

R&D tax credit

The research & development (R&D) tax credit in the United Kingdom is a United Kingdom tax relief designed to encourage innovation and increase spending on R&D activities for companies operating in the United Kingdom. This is relevant to the Company’s subsidiary engineering center in the United Kingdom. Generally, the United Kingdom R&D tax credit offsets the income tax to be paid and the remaining portion (if any) will be refunded. The R&D tax credit is calculated based on the claimed volume of eligible R&D expenditures by the Company. As a result, the R&D tax credit is presented as a deduction from “research and development expenses” in the consolidated statements of income (loss). During the six months ended June 30, 2025, 2024, the Company recorded R&D tax credit benefits in the amount of zero and $5,697, respectively.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
JUNE 30, 2025
U.S. dollars in thousands (except share and per share data)
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition

Under ASC 606 “Revenue from contracts with customers”, the Company recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. To determine revenue recognition for contracts that are within the scope of the standard, the Company perform the following five steps: (1) Identify the contract(s) with a customer, (2) Identify the performance obligations in the contract, (3) Determine the transaction price, (4) Allocate the transaction price to the performance obligations in the contract and (5) Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company recognizes revenue at the time when its customer obtains control of the promised goods or services. For product sales, this occurs when the performance obligation is satisfied by transferring the promised product to the customer. For service arrangements, revenue is recognized over time as the services are rendered, based on the transfer of benefits to the customer. Revenue is recognized net of any taxes collected from customers which are subsequently remitted to governmental entities (e.g., sales tax and other indirect taxes). The Company does not offer right of return to its contracts.

The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring the products or services to the customer.

Payment terms generally are up to 30 days. The Company applies the practical expedient and does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less.

For contracts in which the performance obligation has an original expected duration of one year or less, the Company does not provide disclosure on its remaining performance obligations.

Deferred revenues are recognized as (or when) the Company receives consideration prior to performing its obligations under the contract.

For the six months ended on June 30, 2025, the Company recorded revenues from SDV development services in the amount of $184. Revenue from SDV development services is recognized over time as the services are rendered, based on the progress toward completion of the performance obligations. For the six months ended on June 30, 2024, the Company recorded revenues from sales of SDV prototypes in the amount of $160. Revenue from sales of SDV prototypes is recognized at a point in time when the control of the goods is transferred to the customer, upon delivery.

Cost of revenues

Cost of revenues primarily comprised from the cost of SDVs and includes direct parts, material and labor costs, share-based compensation expenses, manufacturing overhead (e.g., depreciation of machinery and tooling), shipping and logistics costs, and reserves including for estimated warranty costs related to the production of SDVs and adjustments to write down the carrying value of inventory when it exceeds its estimated NRV.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
JUNE 30, 2025
U.S. dollars in thousands (except share and per share data)
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently issued accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. For the Company, ASU 2023-09 is effective for fiscal years beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This amendment introduces a practical expedient for the application of the current expected credit loss (“CECL”) model to current accounts receivable and contract assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the timing of adoption and impact of this amendment on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. This update establishes the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2025-10.
NOTE 3. INVENTORY

Inventory consisted of the following at June 30, 2025 and December 31, 2024, respectively:

	June 30, 2025	December 31, 2024
	(Unaudited)
Raw materials and work in progress	$—	$3,075
Total inventory	$—	$3,075

During the six months ended June 30, 2025 and 2024, the Company recorded inventory write-downs of $9,953 and $750, respectively.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
JUNE 30, 2025
U.S. dollars in thousands (except share and per share data)
NOTE 4. OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

Other accounts receivable and prepaid expenses consisted of the following at June 30, 2025 and December 31, 2024, respectively:

	June 30, 2025	December 31, 2024
	(Unaudited)
Government authorities	$1,491	$1,501
Prepaid expenses	778	1,037
Advances to suppliers	3,312	4,587
Other receivables	823	33
Total	$6,404	$7,158

NOTE 5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of:

	June 30, 2025	December 31, 2024
Computers and software	$4,232	$4,208
Furniture and fixtures	1,287	1,291
Machinery and equipment	7,834	14,011
Vehicles	173	173
Demonstration vehicles	800	800
Leasehold improvements	1,308	1,308
Construction in progress (1)	289	7,123
	$15,923	$28,914
Less - accumulated depreciation and amortization	(8,788)	(6,804)
Total	$7,135	$22,110

(1)     Construction in progress as of June 30, 2025 consisted of capitalized costs of production tooling, machinery and equipment related to the UK Launch Factory located in Coventry, United Kingdom. Construction in progress as of December 31, 2024, consisted of capitalized costs of production tooling, machinery and equipment related to the UK Launch Factory located in Coventry, United Kingdom and assembly facility located in the United States.

Depreciation expenses of property and equipment were $2,000 and $1,608 for the six months ended June 30, 2025 and 2024, respectively.

During the six months ended June 30, 2025, the Company identified events and changes in circumstances indicating that the carrying value of certain long-lived assets may not be recoverable and, accordingly, performed impairment assessments in accordance with ASC 360, as described in note 2 and note 11. Upon completion of such assessments, the Company impaired certain property, plants and equipment, including, but not limited to, machinery, equipment and assets under construction. For the six months ended June 30, 2025, the Company recorded impairment charges of long-lived assets in the amount of $19,748, presented under other expenses.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
JUNE 30, 2025
U.S. dollars in thousands (except share and per share data)
NOTE 6. OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Other accounts payables and accrued expenses consisted of the following at June 30, 2025 and December 31, 2024, respectively:

	June 30, 2025	December 31, 2024
	(Unaudited)
Employees and payroll accruals	$7,199	$5,821
Professional fees	516	128
Non recurring engineering	765	417
Government authorities	4	261
Other payables	2,054	1,339
Total	$10,538	$7,966

NOTE 7. CREDIT FACILITY

On August 14, 2023, the Company entered into an agreement with a leading Israeli commercial bank to establish a revolving credit line facility (the “Credit Facility”) in the amount of $15,000 which the bank is committed to until December 31, 2024. In December 2023, the terms of the Credit Facility were extended through June 30, 2025. In March 2024, the terms of the credit facility were extended through December 31, 2025. Outstanding loans under the Credit Facility bear a variable interest at the rate of Monthly Term Secured Overnight Financing Rate (“SOFR”) plus an annual margin of 3.5%. The interest is payable on a monthly basis. Under the terms of the Credit Facility, the Company is required to keep unsecured deposits in the aforementioned bank in the amount of $20,000. In November 2024, the agreement was amended to increase the Credit Facility amount to $18,000 while the unsecured deposit amount was reduced to $18,000. Under certain terms, the bank has the right to offset loans drawn under the Credit Facility with the deposits kept in the bank. The Company is charged a fee of 0.25% per annum on amounts available for draw that are undrawn under the Credit Facility.

As of June 30, 2025 and December 31, 2024 the Company has utilized $18,000 under the Credit Facility. In July 2025 and July 2024, respectively, the short term loan was fully repaid by the Company. As of June 30, 2025 and 2024 the annual interest rate for the loan utilized under the Credit Facility was 7.83% and 8.84%, respectively.

For the six months ended June 30, 2025 and 2024, the Company recorded interest expenses in the amount of $8 and $29, respectively, related to the Credit Facility.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
JUNE 30, 2025
U.S. dollars in thousands (except share and per share data)
NOTE 8. COMMITMENTS AND CONTINGENT LIABILITIES

Commitments

The following table summarizes REE’s contractual obligations and other commitments for cash expenditures as of June 30, 2025, and the years in which these obligations are due. The following table present the Company’s commitments and unrecorded contractual obligations.This table is not meant to represent a forecast of the Company’s total cash expenditures for any of the periods presented.

Purchase commitments
(Unaudited)
2025	$4,722
2026	2,010
Total	$6,732

Open purchase orders that are cancellable are not considered unconditional purchase obligations for financial reporting purposes and are not included in the table above. Such purchase orders often represent authorizations to purchase rather than binding agreements.

In addition, the Company enters into agreements in the normal course of business with vendors to perform various services, which are generally cancellable upon written notice. These payments are not included in this table of contractual obligations.

Guarantee

A long-term guarantee was issued by a bank in the amount of approximately $1,998 and was recorded within long-term restricted cash to secure the Company’s office and manufacturing locations.

Royalty bearing grants

Until 2018, the Company’s research and development efforts had been partially financed through grants from the Israeli Innovation Authority (“IIA”) for the technology related to the Softwheel legacy activity. Under the research and development agreements with the IIA, if the Company does not generate revenues from products developed with funds provided by the IIA, the Company is not obligated to pay royalties or repay the grants. As of June 30, 2025, the Company’s remaining contingent obligation with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, were $741. Since the Company does not anticipate generating revenues from products developed with funds provided by the IIA, it does not expect to make any repayments to the IIA.

In 2018, the Company signed a research and development agreement with the Israel-United States Binational Industrial Research and Development Foundation (“BIRD”). Under this agreement, if the Company does not generate revenues from products developed with funds provided by the BIRD, the Company is not obligated to pay royalties or repay the grants. As of June 30, 2025, the BIRD contingent liability with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, totaled $433. Since the Company does not anticipate to generating revenues from products developed with funds provided by the BIRD, it does not expect to make any repayments to the BIRD.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
JUNE 30, 2025
U.S. dollars in thousands (except share and per share data)
NOTE 8. COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

Legal proceedings

On December 16, 2022, a lawsuit was filed to the court in Texas, Austin Division, against REE and its US subsidiaries (in this section, the “Group”), by OSR Group alleging that the Group stole OSR Group’s trade secrets. The OSR Group requested the court to grant them the following: (a) a request for an injunction pertaining to the use of such trade secrets; (b) affirmative action to protect the OSR Group’s alleged trade secrets; (c) the establishment of a constructive trust to transfer all the relevant Group’s legal title and intellectual property to the OSR Group; (d) an award to the OSR Group of monetary damages in an amount of no less than USD 2.6 billion together with exemplary damages in an amount of no less than USD 5.2 billion, such amounts to be determined in the trial, plus interest; (e) an award to the OSR Group for all of its expenses relating to the action; (f) an award to the OSR Group of pre-judgment interest on all damages; and (g) an award of other relief as the court deem fit. On January 4, 2024, the U.S. Magistrate Judge entered a Report and Recommendation (“Report”), recommending dismissal of the lawsuit based on forum non conveniens, such that OSR should pursue all claims in an Israeli forum rather than in the United States, assuming that OSR chooses to do so after dismissal. On August 26, 2024, the U.S. District Judge adopted the Report, granting REE’s motion to dismiss for forum non conveniens and ordering the clerk of the court to close the case. On September 26, 2024, OSR filed a Notice of Appeal to the United States Court of Appeals for the Fifth Circuit, appealing the District Judge’s adoption of the Report and dismissal of the case for forum non conveniens. On October 10, 2025, the Fifth Circuit affirmed the District Court’s dismissal for forum non conveniens. On November 12, 2025, the Fifth Circuit denied OSR’s petition for rehearing. OSR may seek further appellate review and retains the ability to pursue its claims in Israel. As a result, given the uncertainty of litigation and the Fifth Circuit’s affirmance of dismissal, the Company cannot estimate the reasonably possible loss or range of loss that may result from this lawsuit and/or appeal. As of June 30, 2025 and December 31, 2024 the Company did not record a loss contingency.

On August 27, 2025, Schwab Industries, Inc. filed a demand for arbitration with the American Arbitration Association in Michigan against the Company and its U.S. subsidiary, alleging failure to pay amounts purportedly due under a contract. The Company has asserted counterclaims alleging, among other things, mismanagement, unauthorized price increases, errors, unjustified advance payment requests, and failure to perform under the contract.

The Company believes the claims are without merit and is defending the matter vigorously. Due to the uncertainties inherent in arbitration, the Company cannot reasonably estimate any potential loss or range of loss. Accordingly, no loss contingency has been recorded in the financial statements.

Notwithstanding the foregoing, from time to time, REE may become involved in actions, claims, suits, and other legal proceedings, such as requests to disclose information before initiating derivative cases, arising in the ordinary course of the Company's business, including but not limited to claims related to employment, intellectual property and shareholder matters.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
JUNE 30, 2025
U.S. dollars in thousands (except share and per share data)
NOTE 9. SHAREHOLDERS’ EQUITY

Composition of share capital

Each Class A Ordinary Share has the right to exercise one vote, to participate pro rata in all the dividends declared by the board of directors of the Company and the rights in the event of the Company’s winding up are to participate pro-rata in the total assets of the Company.

Class B Ordinary Shares, which are held by the founders, are entitled to cast ten votes per each Class B Ordinary Share held as of the applicable record date. Specific actions set forth in REE’s Amended and Restated Articles may not be effected by REE without the prior affirmative vote of 100% of the outstanding REE Class B Ordinary Shares, voting as a separate class. Each Class B Ordinary Shares will be automatically suspended on July 22, 2031. There are no economic or participating rights to this class of shares.

On March 6, 2025, the Annual General Meeting of Shareholders approved an increase in the Company’s authorized share capital by 22,000,000 Class A Ordinary shares, bringing the total authorized share capital of the Company from 33,333,333 Class A Ordinary Shares to 55,333,333 Class A Ordinary Shares, and 2,780,570 Class B Ordinary Shares, no par value per share.

Equity transactions

On July 14, 2023, the Company entered into the H.C. Wainwright Agreement with H.C. Wainwright, pursuant to which the Company may offer and sell, at its option, up to $35,000 of Class A Ordinary Shares through an “at-the-market” equity program under which H.C. Wainwright act as the Company’s sales agent. During the six-month period ended June 30, 2025 and 2024 the Company sold zero and 54,937 Class A Ordinary Shares, respectively, under the ATM Sales Agreement for total net proceeds of zero and $235, respectively.
On March 1, 2024, the Company executed an underwriting agreement (the “Underwriting Agreement”) between the Company and Roth Capital Partners LLC (the “Underwriter”) pursuant to which the Company conducted an underwritten public offering (the “Public Offering”) of 2,000,000 Class A Ordinary Shares, no par value per share (the “Ordinary Shares”), at a purchase price of $6.50 per share, for aggregate gross proceeds of approximately $13,000. Pursuant to the terms of the Underwriting Agreement, the Company has also granted the Underwriter a 20-day option to purchase Ordinary Shares of up to 300,000 Ordinary Shares, or 15% of the number of Ordinary Shares sold in the Public Offering, solely to cover over-allotments, if any. On March 4, 2024, the Underwriter exercised its overallotment option to purchase an additional 300,000 Ordinary Shares in full. The Public Offering, including the shares issuable upon the exercise of the overallotment option, closed on March 5, 2024 (the “Closing Date”). At Closing Date, the Company issued 2,300,000 Ordinary Shares, for aggregate net proceeds of approximately $14,135 to the Company, after deducting the underwriting discounts and transaction costs payable by the Company.

During March 2025, the Company conducted two separate registered direct offerings with certain institutional and accredited investors, providing for a combined issuance of an aggregate of 8,595,807 Class A Ordinary Shares, no par value per share. The Company sold its Class A Ordinary Shares in both offerings at a purchase price of $4.25 per ordinary share, resulting in aggregate gross proceeds of approximately $36,532 and net proceeds of approximately $34,361 after deducting each of the respective placement agent fees and other offering expenses payable by the Company.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
JUNE 30, 2025
U.S. dollars in thousands (except share and per share data)
NOTE 9. SHAREHOLDERS’ EQUITY (cont.)

Share-based compensation

During the six months ended on June 30, 2025, the Company granted 129,186 RSUs to its employees, officers, directors and consultants. The weighted average grant date fair value of the RSUs was $6.16.

The share-based compensation expense recognized in the Company’s consolidated statements of operations is as follows:

	Six Months Ended
	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
Research and development	1,390	2,521
Selling, general and administrative	1,383	3,117
	$2,773	$5,638

NOTE 10. INCOME TAXES

The Company recorded a tax benefit of $1,823 for the six months ended June 30, 2025, primarily related to changes in deferred taxes resulting from an impairment loss.

NOTE 11. FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s assets and liabilities fair value at June 30, 2025 and December 31, 2024 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	June 30, 2025
	Level 1	Level 2	Level 3
	(Unaudited)
Assets:
Money market fund	$9,131	$—	$—
Total	$9,131	$—	$—

Amounts included in:
Cash and cash equivalents	$9,131	$—	$—
Total	$9,131	$—	$—

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
JUNE 30, 2025
U.S. dollars in thousands (except share and per share data)
NOTE 11. FAIR VALUE MEASUREMENTS (cont.)

	June 30, 2025
	Level 1	Level 2	Level 3
	(Unaudited)
Liabilities:
Derivative liabilities at fair value	$—	$—	$1,088
Warrants liability	—	2,166	445
Total	$—	$2,166	$1,533

	December 31, 2024
	Level 1	Level 2	Level 3
Assets:
Money market fund	$28,843	$—	$—
Total	$28,843	$—	$—

Amounts included in:
Cash and cash equivalents	$28,843	$—	$—
Total	$28,843	$—	$—

	December 31, 2024
	Level 1	Level 2	Level 3
Liabilities:
Derivative liabilities at fair value	$—	$—	$12,875
Warrants liability	—	32,140	9,010
Total	$—	$32,140	$21,885
The following table provides the change in the fair value of Level 3 liabilities:

Total Level 3 Financial Liabilities
Balance as of December 31, 2024	$21,885
Change in fair value of derivative liability at fair value	(11,787)
Change in fair value of warrants liability	(8,565)
Balance as of June 30, 2025	$1,533

There were no transfers from or into Level 3 during the six months ended June 30, 2025 and June 30, 2024.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
JUNE 30, 2025
U.S. dollars in thousands (except share and per share data)
NOTE 11. FAIR VALUE MEASUREMENTS (cont.)
The following table provides the inputs used for Level 3 fair value measurements of warrants liability:

	June 30, 2025			December 31, 2024
	(Unaudited)
Stock price	$0.60			$8.83
Strike price	$4.42	-	$5.74	$4.42	-	$5.74
Term (in years)	3.4	-	3.45	1.5	-	2.5
Volatility	120.38%	-	120.84%	97.80%	-	116.20%
Risk-free rate	3.80%	-	3.81%	4.19%	-	4.30%
Dividend yield	0.0%			0.0%

The following table provides the inputs used for Level 3 fair value measurements of derivative liability:

	June 30, 2025			December 31, 2024
	(Unaudited)
Stock price	$0.60			$8.83
Term (in years)	3.4	-	3.45	1.5	-	2.5
Volatility	120.38%	-	120.84%	95.00%	-	96.54%
Risk-free rate	3.80%	-	3.81%	4.48%	-	4.49%
Cost of Debt (Rd)	16.42%	-	16.43%	7.64%	-	7.64%
Dividend yield	0.0%			0.0%

In addition to assets and liabilities that are recorded at fair value on a recurring basis, impairment indicators may subject long-lived assets to nonrecurring fair value measurements. The Company reviews the carrying amounts of such assets when events indicate that their carrying amounts may not be recoverable. Any resulting impairment is allocated to the long-lived assets of the group on a pro rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual long-lived asset of the group shall not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable without undue cost and effort. In determining fair value, management utilized the market approach with Level 3 inputs (see Note 5).

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
JUNE 30, 2025
U.S. dollars in thousands (except share and per share data)

NOTE 12. FINANCIAL INCOME, NET

The components of financial income, net are as follows:

	Six Months Ended
	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
Interest income	$1,052	$1,555
Foreign currency translation income (loss), net	(572)	34
Interest expenses	(470)	(466)
Income from derivatives remeasurement	11,787	1,448
Other expenses	(508)	(310)
Financial income, net	$11,289	$2,261

NOTE 13. BASIC AND DILUTED NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted losses per share:

	Six Months Ended
	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
Numerator:

Net loss for basic and diluted loss per share	$(24,314)	$(35,970)

Denominator:

Weighted average number of Class A Ordinary shares used in computing basic and diluted net loss per share	30,043,892	11,934,325

Basic and diluted net loss per Class A Ordinary shares	$(0.81)	$(3.01)

During the six months ended June 30, 2025 and 2024, the Company was in a loss position and therefore all its potential shares were antidilutive. The potentially dilutive securities that were excluded from the computation for the six months ended June 30, 2025 and 2024 were 7,144,088 and 6,503,966, respectively, because including them would have been anti-dilutive.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
JUNE 30, 2025
U.S. dollars in thousands (except share and per share data)
NOTE 14. REPORTING SEGMENT

The Company operates as a single operating segment, with its Chief Executive Officer acting as the Chief Operating Decision Maker (CODM). The CODM regularly reviews the financial information on a consolidated basis and evaluates the segment's performance based on its operating loss and net loss, as reported in the consolidated statements of comprehensive loss. This financial metric is used to assess overall business performance, support resource allocation decisions and annual budgeting process.

The CODM does not review segment-specific asset information when evaluating the Company's performance, and therefore, such details are not presented.

The following table presents financial information with respect to the Company’s single operating segment for the six months ended June 30, 2025 and 2024:

	Six months ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Revenues	$184	$160
Cost of revenues non-recurring costs (1)	13,390	—
Cost of revenues	1,114	1,455
Gross loss	$(14,320)	$(1,295)
Research and development employee labor costs (excluding share based compensation expenses)	11,135	11,665
Other research and development expenses	16,064	14,932
Research and development share based compensation expenses	1,390	2,521
Research and development non-recurring expenses (2)	1,451	(5,697)
Selling, general and administrative employee labor costs (excluding share based compensation expenses)	4,591	5,438
Other selling, general and administrative expenses	5,116	5,546
Selling, general and administrative share based compensation expenses	1,383	3,117
Selling, general and administrative non-recurring expenses (3)	435	—
Impairment of long-lived assets (4)	20,080	—
Total operating expenses	61,645	37,522
Operating loss	$(75,965)	$(38,817)
Income from warrants remeasurement	38,539	1,880
Financial income, net	11,289	2,261
Net loss before income tax	(26,137)	(34,676)
Taxes on income (tax benefit)	(1,823)	1,294
Net loss	$(24,314)	$(35,970)

(1) Includes inventory write-downs to net realizable value and write-offs of inventory that currently has no operational use and one-time costs related to the pause in production.
(2) Includes one-time expenses related to reduction-in-force of R&D employees during six months ended June 30, 2025 and R&D tax credit income during the six months ended June 30, 2024.
(3) Includes one-time expenses related to reduction-in-force of SG&A employees during six months ended June 30, 2025.
(4) Impairment charges of long-lived assets (see Note 5).

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
JUNE 30, 2025
U.S. dollars in thousands (except share and per share data)
NOTE 15. SUBSEQUENT EVENTS

a.On July 4, 2025, the One Big Beautiful Bill Act (OBBBA) was signed into law. This legislation includes changes to U.S. federal tax law, which may be subject to further clarification and the issuance of interpretive guidance. The Company is assessing the legislation and its effect on its consolidated financial statements.

b.On March 18, 2025, the Company previously announced the entry into a non-binding memorandum of understanding, or the March MOU, with a global technology company. On August 15, 2025, the Company converted the March MOU into a definitive agreement, or the Definitive Agreement, which became binding and effective upon its execution. However, the commencement of the Definitive Agreement has not yet occurred. Under the Definitive Agreement, REE and the technology company have agreed to collaborate on the design and development of autonomous shuttle prototypes based on the Company’s proprietary SDV technology, subject to the commencement of the Definitive Agreement, which date is subject to certain satisfaction of certain conditions precedent, such date being the Commencement Date. Following the Commencement Date and subject to the implementation of the Definitive Agreement, the Company expect to generate up to approximately $107 million over an expected two-year development period, with payments structured on a phased, milestone-based basis, including an initial payment upon the Commencement Date and additional payments tied to development progress. The Definitive Agreement became effective upon execution, but the Commencement Date will occur only upon satisfaction of certain conditions precedent. REE has completed all actions required to trigger the Commencement Date, and the remaining conditions precedent in order to trigger the Commencement Date must be satisfied solely by the counterparty and are outside of REE’s control. The Definitive Agreement also contemplates a potential subsequent production phase relating to Level 4 autonomous public transportation vehicles, incorporating REEcorner modules, which would be subject to the successful completion of the development phase and the negotiation and execution of a separate serial supply and after-market agreement. Prior to the Commencement Date, each party has a contractual right to withdraw from the Definitive Agreement, which may not be exercised before December 31, 2025. To date, neither party has delivered a notice to withdraw from the Definitive Agreement.

c.November 18, 2025, the Company entered into a non-binding memorandum of understanding, or the MOU, with Mitsubishi Fuso Truck and Bus Corporation, or Mitsubishi Fuso, pursuant to which the parties agreed to collaborate on the evaluation and development of software-defined vehicle over an initial one-year period using the Company’s zonal SDV architecture and x-by-wire technology. In particular, the collaboration contemplates work to convert a Mitsubishi Fuso eCanter electric truck into a software-defined vehicle powered by REE’s SDV technology. The MOU is intended to enable Mitsubishi Fuso to assess the benefits of REE technology for its next-generation commercial vehicles. Through such development activities, Mitsubishi Fuso will evaluate the Company’s suitability to potentially serve as a supplier for a scalable vehicle-motion-platform based on x-by-wire and SDV architecture for possible application to future Mitsubishi Fuso future vehicle programs. The MOU does not obligate either party to proceed with a commercial relationship or enter into any definitive agreement.

d.On December 29, 2025, the Company announced entry into a non-binding memorandum of understanding, or the BorgWarner MOU, with BorgWarner, a Tier 1 automotive supplier, and its motion brand Cascadia. The BorgWarner MOU provides a framework for cooperation related to the evaluation, development, and potential commercialization of a next-generation electric drive unit, or EDU, based on REEcorner technology for global OEM electrification programs. The new EDU product will be jointly developed by BorgWarner, Cascadia Motion, and REE. The BorgWarner MOU provides for a phased commercial plan, including the potential for royalty-based arrangements and time-limited exclusivity option for the distribution of an EDU that integrates BorgWarner’s Cascadia drive unit (motor and inverter) with REEcorner technology, subject to further evaluation, negotiation, and the execution of definitive agreements. In addition to the EDU-focused product offering, the parties plan to evaluate demand for complete SDV solutions, including standalone REEcorner units and REE’s software products, which could supplement the EDU offering or provide additional capabilities for OEM customers.